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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 2 2 2006
WASH, D.C. 209 SECTION

SEC FILE NUMBER
8-65273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOOMERANG CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 B ROWAYTON AVE
(No. and Street)

ROWAYTON (City) CT (State) 08853-1405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONOUGH McDONOUGH 203-855-1723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLAUM, GARY M CPA
(Name — *if individual, state last, first, middle name*)

1109 LAWRENCE RD (Address) N.BELLMORE (City) NY (State) 11710 (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY M. FLAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOOMERANG CAPITAL LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CPA

Title

Notary Public

GEORGE S. TRINIDAD
Notary Public, State of New York
No. 01TR6020914
Qualified in New York County
Commission Expires March 8, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

TEL (516) 783-5061
FAX (516) 221-7076

Independent Auditor's Report

To the Members of Boomerang Capital LLC:

I have audited the accompanying balance sheet of Boomerang Capital LLC (a Connecticut limited liability company) as of December 31, 2005, and the related statements of income and members' capital and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boomerang Capital LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Respectfully submitted,

Gary M. Flaum, CPA

February 26, 2006
North Bellmore, N.Y.

BOOMERANG CAPITAL LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 91,838
Total Current Assets	91,838
Property - at cost	
Office furnishings and equipment	84,985
Less: Accumulated Depreciation	73,157
Property - net	11,828
Other assets	
Security deposit (Note 2)	10,000
Assets	$ 113,666

LIABILITIES and MEMBERS' CAPITAL

Current Liabilities	
Accrued expenses	$ 18,430
Total liabilities	18,430
Members' Capital	95,236
Liabilities and Members' Capital	$ 113,666

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
STATEMENT OF INCOME AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue		
Coonsulting fees		$ 5,714,514
Total revenue		5,714,514
Expenses		
Salaries-office	411,827	
Employee benefits	78,896	
Payroll taxes	23,915	
Payroll service expense	3,435	
Rent	50,275	
Legal fees	3,828	
Professional fees	9,300	
Insurance	880	
Consultants	3,074	
Contributions	8,945	
Office	39,615	
Filing fees	8,437	
Printing and stationery	4,583	
Web-site expenses	1,502	
Telephone	17,277	
Travel & entertainment	159,769	
Auto	17,171	
Other taxes	1,596	
Depreciation	13,522	
Total expenses		857,847
Net income for the year		4,856,667
Members' Capital-Beginning of the year		88,305
Members' Capital Contributed during the year		-0-
Members' Capital Withdrawn during the year		-4,849,736
Members' Capital-End of year		$ 95,236

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$4,856,667
Adjustments to reconcile net cash provided by operating activities:		
Provision for depreciation		13,522
		4,870,189
Decrease in accrued expenses		- 9,578
Operating cash flow:		4,860,611
Cash flows from -used by investing activities:		
Additions to property and equipment	- 1,787	
Investing cash flow:		- 1,787
Cash flows from financing activities		
Capital contributions	-0-	
Member withdrawals	-4,849,736	
Financing cash flow:		-4,849,736
Net increase in Cash and Cash equivalents		9,088
Cash and Cash equivalents, Beginning of year		82,750
Cash and Cash equivalents, End of year		$ 91,838
Cash paid during the year		
Income Taxes		-0-
Interest		-0-

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Members' Capital at December 31, 2005		$ 95,236
Less:Non-allowable assets:		
Property-net	11,828	
Security deposit	10,000	-21,828
Members' Net Capital at December 31, 2005		$ 73,408

BOOMERANG CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Members' capital at January 1, 2005	$ 88,305
Net income the year ended December 31, 2005	4,856,667
Net Members capital withdrawals	-4,849,736
Net Members Capital Contributions	-0-
Members' capital at December 31, 2005	$ 95,236

See accountant's audit report and notes to financial statements

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report on Compliance and Internal Control over Financial Reporting in Accordance with SEC Standards

To the Members of Boomerang Capital LLC;

Compliance

As part of obtaining reasonable assurance about whether Boomerang Capital LLC financial statements are free of material misstatement, I performed tests of it's compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. The results of my tests disclosed no instances of noncompliance that are required to be reported under SEC Standards.

Internal Control Over Financial Reporting

In planning and performing my audit, I considered Boomerang Capital LLC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition I which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control over financial reporting and it's operation that I consider to be material weaknesses. There are no prior year reportable conditions.

Respectfully submitted,

Gary M. Flaum, CPA

February 26, 2006
North Bellmore, New York

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1: ORGANIZATION

Boomerang Capital LLC, a Connecticut limited liability company (the Company) was formed on September 10, 2001. The Company is a hedge fund placement firm that provides the hedge fund manager with valuable marketing capabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Institute considers all highly liquid debt instruments such as money market accounts to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. They are being depreciated over their estimated useful lives using the straight-line method or Internal Revenue Code methods when applicable.

Basis of accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred

Income taxes
No provision is made for income taxes as any income or loss that is includable in the income tax returns of the members. Accordingly, there is no liability for income taxes in the accompanying financial statements. A franchise fee, based on revenue, is paid to the State of Connecticut.

NOTE 2: LEASE COMMITMENTS

The Company leases office facilities for a term of three years beginning September 1,2003 and ending September 1, 2006. Monthly rents are $3,750 and future minimum lease payments are as follows:

Lease term	Annual rent
1/1/06-9/1/06	$ 30,000.

The value of the security deposit with the landlord at December 31, 2005 is $10,000.